CYBIN ANNOUNCES CLOSING OF OVERNIGHT MARKETED PUBLIC OFFERING OF UNITS
TORONTO, CANADA – August 4, 2023 – Cybin Inc. (NYSE American:CYBN) (NEO:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that it has closed its previously announced overnight marketed public offering (the “Offering”). In connection with the Offering, the Company issued an aggregate of 24,264,706 units of the Company (the “Units”) at a price of US$0.34 per Unit for aggregate gross proceeds of US$8,250,000.
Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant is exercisable to acquire one Common Share at a price of US$0.40 per Common Share for a period of 60 months.
Cantor Fitzgerald & Co. acted as the sole book-running manager for the Offering. A.G.P./Alliance Global Partners acted as lead manager for the Offering (together, the “Underwriters”).

The Company intends to use the net proceeds from the Offering for the progression of the Company’s CYB003 and CYB004 programs, and for general corporate and working capital purposes.
The Units were offered in each of the provinces of Canada, excluding Quebec, and in the United States, pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 5, 2021 (the “Base Shelf Prospectus”). The Prospectus Supplement was filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, which was declared effective by the SEC on October 8, 2021 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Prospectus Supplement and Base Shelf Prospectus are available on the Company’s SEDAR profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov and may be obtained by contacting Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 4th Floor, New York, NY 10022, or by email at prospectus@cantor.com.
In consideration for their services, the Company paid to the Underwriters a cash commission equal to $378,778.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the use of Offering proceeds, and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the year ended March 31, 2023, the Company’s annual information form for the year ended March 31, 2023, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the SEC on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com